12 March 2026

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

Re: Notice of disclosure filed in the Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander UK plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025 which was filed with the Securities and Exchange Commission on 12 March, 2026. The disclosure can be found under the heading “Shareholder information - Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act” in the Annual Report on Form 20-F.

Respectfully submitted,

Santander UK plc
By:         /s/ Mahesh Aditya

Name:         Mahesh Aditya
Title:         Chief Executive Officer

Santander UK plc. Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN, United Kingdom. Registered Number 2294747. Registered in England and Wales. Santander and the flame logo are registered trademarks.